Invest in In Season Food Shop

THE PITCH

In Season Food Shop is seeking investment to improve their Bow Market location and make it simple, fun, and affordable for folks in the Somerville area to access the wealth of food being made in New England.

THE ENTREPRENEURS

Shane Clyburn

CO-FOUNDER

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Shane is a tireless advocate for local food and has worked a variety of positions in food and beverage preparation, service, and management. He currently serves as Chair of Slow Food Boston, the local chapter of the international Slow Food Movement advocating for Good, Clean, and Fair Food for All. He also works as market manager for the Copley Square Farmers Market, one of the largest and busiest farmers markets in Massachusetts

Bobby MacLean

CO-FOUNDER

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Bobby grew up on a farm in New Hampshire and has owned and operated the Compliments food truck business since 2012. Under his leadership, Compliments has expanded from a single, mobile food vendor to a diversified family-owned business with two trucks, on-site and pop-up catering, and a robust list of repeat customers in the Greater Boston Area.

INVESTMENT STATUS

$1,900
Investment committed

$35,000
Target raise

$50,000
Maximum raise

45%
Potential return on investment

4
Days left to invest

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Business Plan

Terms & Returns

Discussion

Business Plan

In Season Food Shop

TYPE OF BUSINESS

Food and Drink
WEBSITE

http://www.shopinseason.com
LOCATION

1 Bow Market Way Unit 3,
Somerville, MA 02143

THE PROBLEM

Demand for local food has never been higher, but it can still be difficult for consumers to find it where they live. People are waking up to the fact that industrial agriculture and meat production cannot be trusted. With foodborne illness outbreaks on the news seemingly every night, Americans are looking to buy their food from safer and more sustainable sources.

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Farmers Markets provide a vibrant and attractive way to buy food directly from local farms and small producers, but they are only open on limited days with short hours. Not everyone has the free time to visit the farmers market at the specific times they're open. Even those who understand the importance of supporting local agriculture are often forced to buy many of their groceries from large chain stores. Residents of Somerville, Cambridge, and the surrounding region want to buy their food from someone they can believe in and trust, but they often don't have much of a choice.

THE SOLUTION

In Season Food Shop makes access to local food convenient. Our shelves are stocked with a curated selection of locally-sourced grocery essentials and seasonal produce, and our simple menu of prepared foods has been designed to highlight these local ingredients. At its most basic, the food shop is a small grocery store and deli, but we are so much more than that. We are based in Union Square, but we're building community throughout the New England food system.

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New England is one of the most distinct cultural regions in the United States. We believe that the culinary heritage surrounding Boston is just as important as its role in our nation's history. In fact, the two are so intertwined it can be hard to tell the difference. Some New England farms have existed since before the American Revolution, but rising land prices and urban sprawl continue to threaten the region's ability to feed itself. Despite a $7 billion increase in local food sales nationwide between 2008 and 2012, total farmland in New England has declined over 11% during the same period.

In Season Food Shop is positioned to be a leader in the movement to support local agriculture and regional food production. By making it simple for our customers to purchase food from local farms and small businesses, we allow them to support a robust regional food system while still living their busy lives.

WHY IN SEASON FOOD SHOP?

Everything you eat has a story to tell. Unfortunately, the shelves of American grocers often tell a boring, sad tale of industrial food production, with its inhumane and unsustainable practices and faceless corporate ownership. But with In Season food shop, it doesn't have to. Instead, your food can be rich with stories of the families who made it, of land cultivated for generations, of hands calloused by patiently following time-honored recipes. In Season wants to share these stories with you. We provide shelf space for these fascinating people, and make it simple for folks in our community to access the wealth of New England food.

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Co-Founders Bobby and Shane have met many people making amazing food in this region, and we're just getting started. Our dream for In Season Food Shop is to grow it into a place where locals gather not just to purchase healthy food for their families, but to learn about the real people involved in making that food.

Stepping through our doors is like visiting a country farmstand, neighborhood deli, and corner bodega all rolled into one. The Food Shop will be stocked with products made by real people using real ingredients. We take great efforts to ensure that anything not grown in New England comes from ethical, fair trade, and organic suppliers.

MARKET ANALYSIS

Union Square is a growing neighborhood within one of the most densely populated cities in the country. Incomes are rising throughout the area, while Union Square itself has become a destination spot for residents of nearby communities in Cambridge and Boston. The square is home to several high-end restaurants, cafes, and specialty food stores, as well as a growing number of professional workers looking for their new favorite lunch destination.

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Bow Market is home to more than 30 independent food, art, and retail shops surrounding a public courtyard in the heart of Union Square. As one of the ground-floor tenants, the In Season Food Shop is positioned to become a major source of foot traffic to the market. Many of our neighboring businesses, as well as the market itself, have received a lot of positive press. The space is still hitting its stride, but has already become a hot spot for foodies, shoppers, and craft beer fans.

Union Square is already a place people visit when looking for something to eat, but the influx of people will increase dramatically once the Green Line extension is completed in 2021. At present, the neighborhood is easily accessible by bike and transit, and it's a quick drive from downtown Boston. Ongoing renovations to coincide with the T station promise more parking and other amenities to ensure people from throughout the area can visit the square with ease.

COMPETITOR ANALYSIS

Our closest competitors are perceived high-end grocers like Whole Food and Trader Joe's, and similar specialty food shops including Cambridge Naturals, Formaggio, and others. What makes In Season stand out is its mission-driven model.

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While we admire our competitors, In Season's exclusive shelf space for local brands and farm-sourced produce sets us apart. Whole Foods and Trader Joe's are decent sources for natural and organic food, but lack any emphasis on supporting a robust local food economy. The only business similar to In Season within reasonable walking distance of Union Square is Neighborhood Produce. Though they are another small shop focused on providing fresh produce, Neighborhood Produce does not include a kitchen to prepare food to order, nor can they boast the same selection of local specialty foods that can be found at In Season Food Shop.

BUSINESS MODEL

We built this business from little more than an idea and an empty room. Beginning with a small family loan and some generous support from our family and friends, we have created a business that resonates with the Union Square community. For the first six months, we've sold our meal bowls at farmers markets, festivals, and pop-ups to improve our recipes and promote the In Season brand. Many of our ingredients were sourced from local farms we met at the farmers market, and we have always encouraged our customers to pick up ingredients they like from those farms.

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Thanks to the patient help and guidance of Bobby's father, an experienced general contractor, we were able to do most of the construction work ourselves. This not only saved money and kept the project under budget, it ensured we were intimately involved in the entire process. Our design ideas have evolved over the course of this project, and we feel justifiably proud of the results.

This frugal attitude continues now that we have opened our doors (at last!). Part of our dedication to supporting local food production is developing systems that allow us to reduce food waste as much as possible. Buying from small, family-owned farms and food businesses is often expensive, so we are working hard to create systems of efficiency and waste reduction in order to keep prices competitive.

In Season's primary revenue streams are food retail & grocery sales, prepared meals to order, and on-site catering. Each of these three income sources reflects our commitment to community sourcing, and this part of our business model will never change. Future revenue growth will come from wholesale production and online ordering, as well as by expanding our catering operations to include office drop-offs and full-service options.

Expansion goals for In Season are to open 3-4 food shops in the greater Boston area, based around a central production kitchen. Ideally, this production facility will share space with one of the food shops. This central location will house the production of In Season brand wholesale products, centralized catering operations, and the company's offices. We hope to begin preparation to expand the business within our first year of operation at the Bow Market location.

In Season Food Shop's Budget

This is an approximate plan for the use of funds if this business receives its target investment amount.

Salaries	$4,000
Inventory	$4,000
Working Capital	$15,000
Brand Development & Marketing	$2,800
Website Design	$2,500
Equipment & Improvements	$4,600
Debt Consolidation	$0
Expansion	$0
Compensation to MainVest	$2,100
Total	$35,000

INVESTMENT PROGRESS

In Season Food Shop's Projections

Investor returns are based on this business's gross revenue.

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This information is provided by the issuer. MainVest never predicts or projects performance, and has not reviewed or audited this information. For additional information on the issuer and its business plan, [review the offering memorandum](#) or ask the entrepreneurs directly in the discussion section.

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Terms & Returns

If you invest $, you receive a portion of In Season Food Shop's revenue until you are returned up to $.

INVEST $300

EARLY INVESTOR TIER

Private Party by In Season Food Shop

If you believe strongly enough in our business to invest $5,000 or more, we darn sure better take the time to get to know you! These hero investors will receive the complete gift basket package with all the perks listed above, an extra special thank you on our website, and a private catered party with up to ten guests. Let us come bring the best of local food to your dining room. We will work with you to design a menu around your tastes and dietary needs, then serve it to you and your friends. We can chat about where the food came from, explain our philosophy, and join you in conversation about the importance of local food or whatever else is on your mind.

ONLY 5 REMAINING FOR INVESTORS OF OVER $5,000.

EARLY INVESTOR TIER

10% off your groceries for a year

For those confident enough to invest $2,500 or more, we'll give you the added bonus of discounted groceries for 12 full months. This is our way of helping the community who believed in to eat healthier and buy local. You'll also have the meal card for free bowls, so we hope to see you at the shop all the time!

ONLY 10 REMAINING FOR INVESTORS OF OVER $2,500.

EARLY INVESTOR TIER

Punch Card for 10 Free Meal Bowls

Your gift basket will include an In Season gift card loaded up with ten meal bowls. Come enjoy the fruits of your investment, on us!

ONLY 14 REMAINING FOR INVESTORS OF OVER $1,000.

EARLY INVESTOR TIER

Gift Basket & a Toast

We will send a gift basket of non-perishable food items, some In Season merchandise, and a thank you note. You will also be invited to share a toast with us at the forthcoming opening party for In Season Food Shop.

ONLY 23 REMAINING FOR INVESTORS OF OVER $300.

Invest a larger amount to receive early investor perks from In Season Food Shop.

How Your Investment Works

Revenue Sharing Note

If you invest in In Season Food Shop and they raise at least $40,000 by Dec. 24, 2018, **you will be issued a revenue sharing note**.

Repayment Terms

You receive your proportional share of **1.25% of In Season Food Shop's gross revenue** until you are returned a maximum total of **145% of your investment**.

Maturity Date

If you haven't received 145% of your investment by **Dec. 31, 2023**, it comes due regardless of In Season Food Shop's revenue.

Maximum Investment Amount

In Season Food Shop will not accept additional investment this round once it has received **$50,000**.

Conditional Refund

If In Season Food Shop doesn't raise at least **$40,000 by Dec. 24, 2018**, all investors will be fully refunded and no perks will be distributed.

Have Questions?

Review the summary of terms. If you have questions about this investment opportunity, ask the entrepreneurs. If you have questions about investing on MainVest, chat with a MainVest agent.

Discussion

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Browse and submit questions to In Season Food Shop about this investment opportunity.

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Building the Food Shop









In Season So Far

- Developing Our Recipes
- Farmers Markets & Pop-Ups
- Local Farm Ingredients
- Building a Team











Envisioning a Food Shop





- Local food sales grew from $5 billion to $12 billion between 2008-2012
- Expected to reach $20 billion in 2019







